-----------------
                                                               SEC FILE NUMBER
                                                               000-27707

                                                               CUSIP NUMBER
                                                               653351 10 6
                                                               -----------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE)  |X| Form 10-K   |_| Form 20-F   |_| Form 11-K    |_| Form 10-Q
             |_| Form N-SAR  |_| Form N-CSR

                  For Period Ended: December 31, 2007
                                   -------------------
                  |_|    Transition Report on Form 10-K
                  |_|    Transition Report on Form 20-F
                  |_|    Transition Report on Form 11-K
                  |_|    Transition Report on Form 10-Q
                  |_|    Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                  ------------------------------

================================================================================
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

NexCen Brands, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

Not Applicable
--------------------------------------------------------------------------------
Former Name if Applicable

1330 Avenue of the Americas, 34th Floor
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

New York, NY 10019
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|   (a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

| |   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company experienced delays in finalizing its year-end audit principally due to the Company's rapid growth through acquisitions and the impact of the integration of accounting and financial reporting functions for the Company's franchise management business. As a result, the Company was unable to complete all procedures required to finalize the audit of its financial statements in time to file its Annual Report on Form 10-K by March 17, 2008 without unreasonable effort or expense. The Company is dedicating significant resources to the completion of its audit and expects to file the Form 10-K on or before the end of the extended deadline.

                         (Attach Extra Sheets if Needed)

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            David  Meister              (212)                  277-1100
      ------------------------        ---------             ----------------
                (Name)               (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).                                  |X| YES |_| NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                    |X| YES |_| NO

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company did not initiate its current brand management and franchising business until the second half of 2006 and did not begin to earn royalties or license and franchise fees until halfway through the fourth quarter of 2006, when the Company acquired The Athlete's Foot. In fiscal year 2007, the Company acquired six additional brands, which significantly increased its brand management and franchising operations. As a result, the Company's financial results in fiscal year 2007 differ substantially from fiscal year 2006, consistent with the results of operations described in the earnings release included on the Form 8-K filed on March 14, 2008.


--------------------------------------------------------------------------------

                               NexCen Brands, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 18, 2008                By: /s/ David B. Meister
      ---------------                   ----------------------------------------
                                        David Meister, Senior Vice President and
                                        Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

====================================ATTENTION===================================
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
================================================================================